News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Announces Departure of Senior Officer

April 1, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (“NovaGold” or the “Company”) (NYSE-AMEX, TSX: NG) announced today that Robert J. (Don) MacDonald, Senior Vice President and Chief Financial Officer, will be leaving NovaGold effective immediately. Mr. MacDonald joined NovaGold in 2003 and has served as the chief financial officer of the Company since such time. Mr. MacDonald has agreed to provide consulting services to the Company for the next six months to assist with transitional matters. “I would like to thank Don for his significant contributions to the Company,” said Rick Van Nieuwenhuyse, President and Chief Executive Officer of NovaGold. “His efforts and dedication have been important factors in NovaGold’s development.” Elaine Sanders, Vice President Finance, will act as interim Chief Financial Officer while the Company conducts a search for Mr. MacDonald’s replacement.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska and in the Ambler deposit in northern Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available by emailing info@novagold.net.

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Contacts

Rhylin Bailie
Director, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227